                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )(1)

                                  dELiA*s, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   246911 10 1
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 19, 2005
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

        If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

          NOTE.  The  Schedules  filed in paper  format  shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 33 Pages)

--------
     (1)  The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 2 of 33 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                3,836,541 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                3,836,541 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,836,541 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 3 of 33 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                3,836,541 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                3,836,541 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,836,541 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 4 of 33 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                3,836,541 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                3,836,541 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,836,541 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 5 of 33 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                3,836,541 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                3,836,541 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,836,541 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 6 of 33 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                3,836,541 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                3,836,541 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,836,541 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 7 of 33 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    6,024 shares (1)
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                3,836,541 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                6,024 shares (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                3,836,541 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,836,541 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

(1) Includes  5,399 shares  issued  pursuant to the  spin-off  from Alloy,  Inc.
restricted  stock under the Alloy,  Inc.  Stock  Incentive  Plan and 625 options issued pursuant to the spin off from Alloy, Inc.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 8 of 33 Pages
------------------------                                  ----------------------

     The following  constitutes the Schedule 13D filed by the  undersigned  (the
"Schedule 13D").

Item 1.   SECURITY AND ISSUER.

          This statement  relates to shares of the Common Stock, par value $0.01
(the "Shares"),  of dELiA*s,  Inc. (the "Issuer").  The address of the principal executive offices of the Issuer is 435 Hudson Street, New York, NY 10014.

Item 2.   IDENTITY AND BACKGROUND.

          This  Schedule  13D is filed by MLF  Investments,  LLC  ("MLFI"),  MLF
Offshore  Portfolio  Company,  L.P. ("MLF Offshore"),  MLF Cayman GP, Ltd. ("MLF
Cayman"), MLF Capital Management,  L.P. ("MLF Capital"), MLF Holdings, LLC ("MLF
Holdings") and Matthew L. Feshbach (together,  the "Reporting Persons"), who act as a group with regards to certain aspects of shares of Common Stock.

          MLF Offshore is a limited partnership organized and existing under the laws of the Cayman  Islands.  The principal  business of MLF Offshore is private investment consulting.  MLF Cayman is a corporation organized and existing under the laws of the Cayman Islands.  The principal business of MLF Cayman is private investment  consulting  and acting as the general  partner of MLF Offshore.  MLF
Capital is a limited  partnership  organized and existing  under the laws of the
State of Delaware.  The principal  business of MLF Capital is private  investing and  acting as  manager  of MLF  Cayman.  MLF  Holdings  is a limited  liability company,  organized  and existing  under the laws of the state of Delaware.  The principal  business  of MLF  Holdings  is private  investment  and acting as the general  partner of MLF Capital.  The  business  address of MLF Offshore and MLF
Cayman is c/o Trident Trust Company  (Cayman) Ltd., One Capital Place,  P.O. Box
847, Grand Cayman,  Cayman Islands,  B.W.I.  MLF Capital is the manager and sole shareholder of MLF Cayman.  The business address of MLF Capital and MLF Holdings is 455 N. Indian Rocks Road, Suite B, Belleair Bluffs, Florida 33770.

          MLFI is a limited liability company,  organized and existing under the laws of the  State  of  Delaware.  The  principal  business  of MLFI is  private investment consulting and acting as the investment advisor of MLF Offshore.  The business  address of MLFI is 455 N. Indian Rocks Road, Suite B, Belleair Bluffs,
Florida 33770.

          Matthew L. Feshbach  (together with MLFI, MLF Holdings,  MLF Offshore,
MLF Cayman and MLF Capital,  the  "Reporting  Persons") is an  individual  whose business address is 455 N. Indian Rocks Road, Suite B, Belleair Bluffs,  Florida
33770.  His  principal  occupation  is  managing  member of each of MLFI and MLF
Holdings.

          During the last five years,  none of MLFI,  MLF Offshore,  MLF Cayman,
MLF Capital,  MLF  Holdings,  or Mr.  Feshbach has been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, during the last five years, none of MLFI, MLF Offshore, MLF Cayman, MLF Capital,
MLF  Holdings  or Mr.  Feshbach  has been a party to a civil  proceeding  of any judicial or administrative  body of competent  jurisdiction as a result of which it or he was or is subject  to a  judgment,  decree,  or final  order  enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As of December 19, 2005,  MLF Offshore  beneficially  owned  3,836,541 shares of Common Stock. MLFI, Mr. Feshbach,  MLF Cayman,  MLF Holdings,  and MLF
Capital may be deemed to  beneficially  own the shares of Common  Stock owned by
MLF Offshore.  The Shares were issued by the Issuer  pursuant to a spin-off from
Alloy,  Inc. at a rate of one share of the Issuer for every two shares of Alloy,
Inc. held by the MLF Offshore as of December 7, 2005.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 9 of 33 Pages
------------------------                                  ----------------------

          As of December  19,  2005,  Mr.  Feshbach  also owns (i) 5,399  shares issued  pursuant to the spin-off  from Alloy,  Inc.  restricted  stock under the
Alloy,  Inc. Stock  Incentive  Plan,  which shares are subject to Alloy,  Inc.'s right of  repurchase  in certain  circumstances  outlined in a restricted  stock agreement  between Mr. Feshbach and Alloy,  Inc. and (ii) options to purchase an additional  625  shares of common  stock  issued  pursuant  to the spin off from
Alloy,  Inc. at a rate of an option to purchase one share of common stock of the
Issuer for every option to purchase two shares of common stock of Alloy, Inc.

Item 4.   PURPOSE OF TRANSACTION.

          The Reporting  Persons are holding the Shares for investment  purposes based on the  Reporting  Persons'  belief  that the Shares are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

          No  Reporting  Person has any  present  plan or  proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of  Schedule  13D  except as set  forth  herein.  It is the  Reporting
Persons' intention,  however, to offer to help the Issuer  strategically if such opportunities  present themselves.  The Reporting Persons may in the future take such  actions  with  respect  to  its  investment  in  the  Issuer  as it  deems appropriate  including,  without limitation,  seeking more Board representation, making  proposals  to the  Issuer  concerning  changes  to  the  capitalization, ownership structure or operations of the Issuer,  purchasing  additional Shares, selling some or all of its Shares,  engaging in short  selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon  23,339,782  Shares  outstanding,  which is the total number of Shares outstanding as reported in the Issuer's Registration  Statement on Form S-1/A, as filed with the Securities and Exchange  Commission on December
12, 2005.

          As of the close of business on December  19, 2005,  each of MLFI,  MLF
Offshore,  MLF Cayman, MLF Holdings and MLF Capital beneficially owned 3,836,541
Shares, constituting approximately 16.4% of the Shares outstanding.

          As of the close of business on December 19, 2005, Mr.  Feshbach may be deemed to own the 3,836,541  Shares owned by MLFI plus 5,399  restricted  shares and  options  to  purchase  645  shares of  common  stock of the  Issuer,  or an aggregate of 3,842,565 Shares,  constituting  approximately  16.5% of the Shares outstanding.

          (b) Each of Mr. Feshbach, MLFI, MLF Offshore, MLF Cayman, MLF Holdings
and MLF  Capital  shares the power to vote and dispose or to direct the vote and disposition of 3,836,541 Shares, or 16.4% of the Shares outstanding.

          Mr.  Feshbach  has  sole  power  to  vote  and  dispose  of the  5,399 restricted  shares and  options to  purchase  645 shares of common  stock of the
Issuer, or 0.1% of the Shares outstanding.

          (c) The  3,836,541  Shares  issued to MLF Offshore  were issued by the
Issuer  pursuant to a spin-off  from  Alloy,  Inc. at a rate of one share of the
Issuer for every two shares of Alloy,  Inc. held by the  reporting  person as of
December 7, 2005.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 10 of 33 Pages
------------------------                                  ----------------------

          The options to purchase  625 shares of the Issuer were  granted to Mr.
Feshbach  pursuant  to the spin off from  Alloy,  Inc. at a rate of an option to purchase  one share of common  stock of the Issuer for each  options to purchase two shares of common stock of Alloy,  Inc.  The  exercise  price of one share of
Alloy, Inc. is $7.00 per share. The exercise price of one share of the Issuer is
$14.00.

          The 5,399  restricted  Shares were issued to Mr. Feshbach  pursuant to the spin-off  from Alloy,  Inc.  restricted  stock under the Alloy,  Inc.  Stock
Incentive Plan, which shares are subject to Alloy, Inc.'s right of repurchase in certain  circumstances  outlined in a  restricted  stock  agreement  between Mr.
Feshbach and Alloy,  Inc. Alloy,  Inc.'s right of repurchase with respect to the
5,399  shares of such  restricted  stock  lapses with respect to 1,799 shares on
February 1, 2006, with respect to an additional 1,800 shares on February 1, 2007 and with respect to all 5,399 shares on February 1, 2008.

          (d) No person  other than the  Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

          (e) Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

     On  September 7, 2005,  MLFI,  Alloy,  Inc.  and the Issuer  entered into a
Standby  Purchase  Agreement (the "Standby  Agreement").  Under the terms of the
Agreement, MLFI committed to subscribe for and exercise any Rights (as that term is defined in the  Standby  Agreement)  at the  Exercise  Price (as that term is defined in the Standby  Agreement)  that remain unsold in the rights offering of the Issuer up to an aggregate dollar amount equal to the difference  between the aggregate  dollar amount of MLFI's  exercise of its pro rata share of the Rights and $20  million.  The  Standby  Agreement  is  filed as  Exhibit  No. 2 to this
Schedule 13D.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1.   Joint  Filing  Agreement by and among MLF  Investments,  LLC, MLF
               Offshore  Portfolio  Company,  L.P.,  MLF  Cayman GP,  Ltd.,  MLF
               Capital  Management,  L.P.,  MLF  Holdings,  LLC and  Matthew  L.
               Feshbach, dated February 27, 2005.

          2.   Standby Purchase Agreement dated September 7, 2005 by and between
               MLFI, Alloy, Inc. and dELiA*s, Inc.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 11 of 33 Pages
------------------------                                  ----------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2006

                                       /s/ Matthew L. Feshbach
                                       ----------------------------------
                                       MATTHEW L. FESHBACH

                                       MLF INVESTMENTS, LLC

                                       By:  /s/ Matthew L. Feshbach
                                            -------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                       MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                       By:  MLF Cayman GP, Ltd.
                                            Title: General Partner

                                       By:  MLF Capital Management, L.P.
                                            Sole shareholder

                                       By:  MLF Holdings, LLC,
                                            General Partner

                                       By:  /s/ Matthew L. Feshbach
                                            ------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title: Managing Member

                                       MLF CAYMAN GP, LTD.

                                       By:  MLF Capital Management, L.P.
                                            Sole shareholder

                                       By:  MLF Holdings, LLC,
                                            General Partner

                                       By:  /s/ Matthew L. Feshbach
                                            ---------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 12 of 33 Pages
------------------------                                  ----------------------

                                       MLF CAPITAL MANAGEMENT, L.P.

                                       By:  MLF Holdings, LLC
                                            General Partner

                                       By:  /s/ Matthew L. Feshbach
                                            -------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                       MLF HOLDINGS, LLC

                                       By:  /s/ Matthew L. Feshbach
                                            -------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 13 of 33 Pages
------------------------                                  ----------------------

                                  Exhibit Index

                              Exhibit                                    Page
                              -------                                    ----

1.   Joint Filing  Agreement by and among MLF  Investments,  LLC,       14 to 15
     MLF Offshore Portfolio  Company,  L.P., MLF Cayman GP, Ltd.,
     MLF Capital Management,  L.P., MLF Holdings, LLC and Matthew
     L. Feshbach, dated February 27, 2005.

2.   Standby  Purchase  Agreement  dated September 7, 2005 by and       16 to 33
     between MLFI, Alloy, Inc. and dELiA*s, Inc.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 14 of 33 Pages
------------------------                                  ----------------------

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated  February 27, 2005
(including amendments thereto) with respect to the Common Stock of dELiA*s, Inc.
This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

     Dated: February 27, 2005

                                       /s/ Matthew L. Feshbach
                                       ----------------------------------
                                       MATTHEW L. FESHBACH

                                       MLF INVESTMENTS, LLC

                                       By:  /s/ Matthew L. Feshbach
                                            -------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                       MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                       By:  MLF Cayman GP, Ltd.
                                            Title: General Partner

                                       By:  MLF Capital Management, L.P.
                                            Sole shareholder

                                       By:  MLF Holdings, LLC,
                                            General Partner

                                       By:  /s/ Matthew L. Feshbach
                                            ------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title: Managing Member

                                       MLF CAYMAN GP, LTD.

                                       By:  MLF Capital Management, L.P.
                                            Sole shareholder

                                       By:  MLF Holdings, LLC,
                                            General Partner

                                       By:  /s/ Matthew L. Feshbach
                                            ---------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 15 of 33 Pages
------------------------                                  ----------------------

                                       MLF CAPITAL MANAGEMENT, L.P.

                                       By:  MLF Holdings, LLC
                                            General Partner

                                       By:  /s/ Matthew L. Feshbach
                                            -------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                       MLF HOLDINGS, LLC

                                       By:  /s/ Matthew L. Feshbach
                                            -------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 16 of 33 Pages
------------------------                                  ----------------------

                           STANDBY PURCHASE AGREEMENT

     THIS STANDBY PURCHASE  AGREEMENT (the  "AGREEMENT") is made as of September
7, 2005, by and between Alloy, Inc., a Delaware corporation ("ALLOY"),  dELiA*s,
Inc.,  a  Delaware  corporation  (the  "COMPANY"),  and MLF  Investments  LLC, a
Delaware  limited  liability  company  ("MLF").  Except as  otherwise  indicated
herein,  capitalized terms used herein without  immediate  definition shall have the meanings given them in Section 11 hereof.

     WHEREAS,  the Board of Directors of Alloy has determined  that it is in the best  interests  of Alloy  and its  shareholders  to  separate  the  merchandise businesses currently conducted by certain  subsidiaries of Alloy,  including the operating subsidiaries Alloy Merchandising Group, LLC (the Company's predecessor in interest),  dELiA*s Corp.,  Alloy  Merchandising,  LLC and Skate Direct,  LLC
(collectively, the "MERCHANDISING BUSINESS") from the other businesses conducted by Alloy and its Subsidiaries;

     WHEREAS, in furtherance of the foregoing,  Alloy intends to effect a series of transactions,  including,  without limitation,  the contribution by Alloy and various of its  affiliates  to the  Company of certain  assets  relating  to the
Merchandising Businesses,  the end result of which transactions will be that the
Company  will own,  directly  and  indirectly,  substantially  all of the assets relating to the Merchandising Businesses now held by Alloy and its subsidiaries;

     WHEREAS,  upon the  consummation  of the  transactions  described above and subject to the  fulfillment  of the  conditions  set forth  herein,  Alloy first intends to effect the  distribution of all of the  outstanding  shares of common stock,  par value $.001 per share,  of the Company (the "COMMON STOCK") on a pro rata basis to the holders of shares of common  stock,  par value $.01 per share, of Alloy  (the  "ALLOY  COMMON  STOCK") as of the  Record  Date (as  hereinafter defined)  (the  "SPINOFF"),  all  substantially  in the manner  described in the
Registration Statement (as defined below);

     WHEREAS,  in connection  with Spinoff,  and in order to provide the Company with  sufficient  capital to effect a retail  store  expansion  plan and provide working  capital  for its  business  operations  following  consummation  of the
Spinoff,  the  Company  intends  to  conduct  a  rights  offering  (the  "RIGHTS
OFFERING")  to  allow  its  stockholders  (as  of a  certain  record  date)  the transferable right (each a "RIGHT," and collectively,  the "RIGHTS") to purchase additional  fractional shares of its Common Stock for each share of Common Stock owned as of the  record  date to be  established  for the Rights  Offering  (the
"RECORD  DATE"),  at a price per share equal to a pre-money  value equal to $175 million  divided by the number of shares of our common stock that will be issued in the Spinoff, as adjusted pursuant to the treasury stock method to account for the dilutive impact of options and warrants that will be outstanding immediately following the Spinoff (the "EXERCISE PRICE"); and

     WHEREAS, MLF has, pursuant to the terms of a Letter Agreement,  dated as of
April 13, 2005, by and between MLF and Alloy (the "LETTER AGREEMENT"), agreed to participate  in the  Rights  Offering  by  exercising  its pro rata share of the
Rights and, in connection with the Rights  Offering,  has committed to subscribe for and  exercise  any Rights that  remain  unsold in the Rights  Offering  (the
"BACKSTOP  AMOUNT")  at the  Exercise  Price (it  being  understood  that  other stockholders  will not be  offered  the right to  purchase  any  Rights  that go unsubscribed in the Rights  Offering) up to an aggregate  dollar amount equal to the difference  between the aggregate dollar amount of MLF's exercise of its pro rata share of the Rights and $20 million; and

     WHEREAS,  MLF is the investment  manager of MLF Partners,  L.P., a Delaware limited  partnership and MLF Offshore Portfolio Company,  L.P., a Cayman Islands
exempted limited partnership (collectively, the "MLF FUNDS," which shall include

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 17 of 33 Pages
------------------------                                  ----------------------

for  purposes  of this  Agreement  all  investment  funds  for which MLF acts as investment advisor and which,  subsequent to the date hereof,  acquire record or beneficial ownership of any shares of Common Stock or Alloy Common Stock), which collectively own, as of the date hereof, 7,489,082 shares of Alloy Common Stock;
and

     WHEREAS,  in connection  with the  transactions  contemplated  hereby,  the
Company  has agreed to grant MLF and the other  purchasers  of Rights and Common
Stock hereunder  certain rights to have their shares of Common Stock  registered under the  Securities  Act for  resale,  all  pursuant  to the  provisions  of a
Registration Rights Agreement in substantially the form of EXHIBIT A hereto (the
"REGISTRATION RIGHTS AGREEMENT").

     NOW,  THEREFORE,  in consideration of the mutual covenants contained herein and other good and valuable consideration,  the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

     Section 1. PARTICIPATION IN THE RIGHTS OFFERING; BACKSTOP.

          (a)   PARTICIPATION IN THE RIGHTS OFFERING.  Pursuant to the terms and subject to the conditions of this Agreement,  MLF hereby agrees to cause the MLF
Funds to  exercise,  prior  to the  expiration  of the  Rights  Offering,  their respective  full pro rata  share of the  Rights,  based on the  total  number of
Rights to which each such MLF Funds is entitled in the Rights  Offering  and the total  number of Rights  being  offered  in the Rights  Offering  (its "PRO RATA
SHARE"),  such exercise to be effected in  accordance  with the  procedures  set forth in the Company's  Registration  Statement on Form S-1 that is contemplated to be filed with the  Commission on or about  September 2, 2005 (as filed and as thereafter amended, the "REGISTRATION STATEMENT"; and the prospectus,  including all documents  incorporated  therein by reference,  as supplemented by the final prospectus  relating  to the Rights,  in the form filed by the Company  with the
Commission  pursuant to Rule 424(b)  under the  Securities  Act on or before the second  business  day  after the date the  Registration  Statement  is  declared effective  by the  Commission,  is herein  called  the  "PROSPECTUS")  under the heading  "The Rights  Offering---Method  of  Exercising  Rights," and to pay the
aggregate  Exercise  Price for its Pro Rata Share of the Rights granted to it in the Rights  Offering  as and when  required  pursuant to the  provisions  of the
Rights.

          (b)   BACKSTOP. Pursuant to the terms and subject to the conditions of this  Agreement,  the Company  hereby  offers MLF the right to subscribe for and exercise,  in connection with the Rights  Offering,  at the Exercise Price,  the
Backstop Amount. As soon as reasonably practicable following the expiration date of the Rights Offering as set forth in the Registration  Statement (as such date may be extended by the  Company,  the  "EXPIRATION  DATE"),  the Company and the
subscription  agent for the Rights  Offering shall determine the Backstop Amount and provide notice thereof to MLF, which notice shall be given at least five (5)
business  days prior to the Closing  (as defined in Section 2). At the  Closing,
MLF hereby agrees to, or to cause one or more of the MLF Funds  collectively to, subscribe for and exercise, at the Exercise Price, the Backstop Amount (it being understood that other stockholders will not be offered the right to purchase any
Rights that go  unsubscribed  in the Rights  Offering  including  by means of an oversubscription  right) in such amounts as between MLF and each MLF Fund as MLF shall determine, in its sole discretion.

     Section 2. THE CLOSING.  The subscription for the Backstop Amount hereunder shall take place as soon as  reasonably  practicable  following  the  Expiration
Date,  but in any event not earlier than five (5) business  days after notice to
MLF and not later than ten (10) business days following the Expiration  Date, at a place  mutually  agreeable  to the  Company  and MLF (the  "CLOSING").  At the
Closing, the Company shall deliver to MLF the certificates evidencing the shares

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 18 of 33 Pages
------------------------                                  ----------------------

of Common Stock  subscribed for pursuant to Section 1(b), the warrants  required to be delivered pursuant to Section 9(b) and the Registration  Rights Agreement,
duly  executed by the Company,  and MLF shall deliver to the Company a cashier's check  or  wire  transfer  of  immediately  available  funds  to a bank  account designated by the Company in the amount equal to the Exercise  Price  multiplied by the number of Shares  exercisable  pursuant to the Rights  represented by the
Backstop Amount. The date on which the Closing occurs is hereinafter referred to as the "CLOSING DATE."

     Section 3. REPRESENTATIONS  AND  WARRANTIES OF THE COMPANY.  As a material inducement to MLF to enter into this  Agreement and to subscribe for the Rights, the Company hereby represents and warrants that:

          (a)   ORGANIZATION  AND CORPORATE  POWER. The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and is duly  qualified  to do business as a foreign  corporation  and is in good standing in each  jurisdiction  where the ownership or leasing of its properties or the conduct of its business  requires  such  qualification,  except where the failure to be so qualified would not have a Material Adverse Effect. The Company has  all  requisite  corporate  power  and  authority  to own  and  operate  its properties,  to carry on its business as now conducted and presently proposed to be conducted and to carry out the  transactions  contemplated by this Agreement, including,  without  limitation,  the  Rights  Offering.  The  Company  has  all necessary  licenses,  authorizations,  consents and  approvals  and has made all necessary  filings  required  under any  federal,  state,  local or foreign law, regulation or rule, and has obtained all necessary authorizations,  consents and approvals  from other  persons,  in order to conduct its  business,  except with respect to such licenses, authorizations,  consents and approvals the failure to obtain  which would not have a Material  Adverse  Effect.  The Company is not in violation of, or in default under, nor has it received notice of any proceedings relating to revocation  or  modification  of, any such  license,  authorization, consent or approval or any federal,  state, local or foreign law,  regulation or rule  or  any  decree,  order  or  judgment  applicable  to the  Company,  which violation,  breach or  revocation  likely  would  result in a  Material  Adverse
Effect.

          (b)   CAPITAL STOCK. Immediately following the Closing, the authorized capital  stock  of  the  Company  shall  consist  of  (a)  twenty  five  million
(25,000,000) shares of preferred stock, none of which shares shall be issued and outstanding  and one  million  (1,000,000)  shares  of  which  shall  have  been designated as the Company's  Series A Junior  Participating  Preferred Stock and
(b) one hundred million  (100,000,000)  shares of Common Stock,  with the amount outstanding  as of the Rights  Offering  Record Date to be as  described  in the
Prospectus.  The capital stock of the Company  will,  as of the Rights  Offering
Record  Date,  conform  in all  material  respects  to the  description  thereof contained in the Registration Statement and the Prospectus, and the certificates for the  shares of Common  Stock are in due and proper  form and the  holders of such shares will not be subject to  personal  liability  by reason of being such holders. As of the Closing, the outstanding  options,  warrants and other rights to  purchase  capital  stock  of  the  Company  shall  be as  set  forth  in the
Registration  Statement and the Prospectus  under the heading  "Capitalization."
Immediately  following the Closing,  all of the issued and outstanding shares of capital  stock,  including  the  Common  Stock,  of the  Company  have been duly authorized and validly issued and are fully paid and  non-assessable,  have been issued in  compliance  with all federal and state  securities  laws and were not issued in  violation  of any  preemptive  right,  resale  right,  right of first refusal or similar  right and shall be listed  for  trading on The Nasdaq  Stock
Market  ("NASDAQ").  Except as set forth in the  Registration  Statement and the
Prospectus (i) no person has the right,  contractual or otherwise,  to cause the
Company to issue or sell to it any shares of Common Stock or shares of any other capital  stock or other  equity  interests of the Company and (ii) no person has any preemptive rights, resale rights, rights of first refusal or other rights to purchase  any  shares of Common  Stock or shares of any other  capital  stock or other equity interests of the Company, and, in the case of each of the foregoing clauses (i) and (ii),  whether as a result of the filing or effectiveness of the
Registration  Statement  or the issuance of the Rights or the sale of the shares of Common Stock as contemplated thereby or otherwise; except as set forth in the
Registration Statement and the Prospectus,  no person has the right, contractual

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 19 of 33 Pages
------------------------                                  ----------------------

or  otherwise,  to cause the Company to register  under the  Securities  Act any shares of Common  Stock or shares  of any other  capital  stock or other  equity interests  of the  Company,  or to include any such shares or  interests  in the
Registration Statement or the offering contemplated thereby, whether as a result of the filing or effectiveness of the Registration  Statement or the issuance of the Rights as contemplated thereby or otherwise.

          (c)   AUTHORIZATION;   NO  BREACH.   The   execution,   delivery   and
performance of this Agreement,  the Warrant,  the Registration  Rights Agreement
and each other  agreement  contemplated  hereby to which the  Company is a party have  been duly  authorized  by the  Company.  The  Company  is not in breach or violation of or in default under (nor has any event  occurred which with notice, lapse of time or both would result in any breach of,  constitute a default under or give the  holder of any  indebtedness  (or a person  acting on such  holder's behalf) the right to require the repurchase, redemption or repayment of all or a part  of such  indebtedness  under)  its (A)  certificate  of  incorporation  or by-laws,  or (B) any  indenture,  mortgage,  deed of trust,  bank loan or credit agreement or other evidence of indebtedness,  or any license, lease, contract or other  agreement or instrument to which the Company is a party or by which it or any of its properties  may be bound or affected and,  except with respect to (B)
only, which breach, violation or default would be reasonably likely to result in a Material Adverse Effect;  and the execution,  delivery and performance of this
Agreement,  the Warrant and the Registration  Rights Agreement,  the issuance of the Rights and the issuance and sale of the shares of Common Stock issuable upon exercise of the Rights and the consummation of the transactions  contemplated in the Rights  Offering and hereby will not conflict with,  result in any breach or violation of or constitute a default under (nor  constitute any event which with notice,  lapse of time or both  would  result in any breach of or  constitute  a default under) (A) the certificate of  incorporation  or by-laws of the Company, or (B) any indenture,  mortgage, deed of trust, bank loan or credit agreement or other  evidence  of  indebtedness,  or any  license,  lease,  contract  or other agreement or instrument to which the Company is a party or by which it or any of its properties  may be bound or affected,  or (C) any federal,  state,  local or foreign law,  regulation or rule or any decree,  judgment or order applicable to the Company and which breaches, defaults or violations would, in the case of the matters  described in clauses (B) and (C) above, be reasonably  likely to result in a  Material  Adverse  Effect;  and  except  for the  registration  under  the
Securities  Act of (A) the shares of Common  Stock to be issued in the  Spinoff,
(B) the Rights and (C) the shares of Common Stock  issuable upon exercise of the
Rights  and  such  consents,   approvals,   authorizations,   registrations   or
qualifications as may be required under the Securities  Exchange Act of 1934, as amended (the "EXCHANGE Act") and applicable  state securities laws in connection with the Spinoff and the Rights Offering, no consent, approval, authorization or order of, or filing or registration with, any such court or governmental  agency or  body is  required  for  the  execution,  delivery  and  performance  of this
Agreement by the Company and the consummation of the  transactions  contemplated hereby.

          (d)   BINDING AGREEMENT;  ENFORCEABILITY. This Agreement has been duly authorized,  executed  and  delivered  by the Company and is a legal,  valid and binding  agreement of the Company,  enforceable  in  accordance  with its terms, subject to applicable  bankruptcy,  insolvency,  reorganization  or similar laws affecting creditors' rights generally and to general principles of equity and to limitations on the rights to indemnity and contribution  that exist by virtue of public policy. Each of the Warrant and Registration Rights Agreement,  when duly executed  and  delivered  by the  Company,  will be a legal,  valid and  binding agreement of the Company,  enforceable in accordance with its terms,  subject to applicable  bankruptcy,  insolvency,  reorganization  or similar laws  affecting creditors'  rights  generally  and  to  general  principles  of  equity  and  to limitations on the rights to indemnity and contribution  that exist by virtue of public policy.

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 20 of 33 Pages
------------------------                                  ----------------------

          (e)   INDEPENDENT PUBLIC ACCOUNTANTS. BDO Seidman LLP, whose report on the financial  statements of the Company is filed with the Commission as part of
the  Registration   Statement  and  the  Prospectus,   are  independent   public
accountants  as  required  by the Act.  Ernst & Young LLP,  whose  report on the financial  statements of dELiA*s  Corp. is filed with the  Commission as part of
the  Registration   Statement  and  the  Prospectus,   are  independent   public
accountants as required by the Act.

          (f)   FINANCIAL  STATEMENTS.   The  audited  and  unaudited  financial
statements  included in the  Registration  Statement,  together with the related notes and schedules,  present fairly the financial position of the Company as of the dates  indicated and the results of operations and cash flows of the Company for the  periods  specified  and  have  been  prepared  in  compliance  with the requirements  of the  Securities Act and in conformity  with generally  accepted accounting principles applied on a consistent basis during the periods involved;
any  pro  forma  financial  statements  or  data  included  in the  Registration
Statement and the Prospectus  comply with the  requirements of Regulation S-X of the Act and the Company believes that the assumptions used in the preparation of such pro  forma  financial  statements  and data are  reasonable,  the pro forma adjustments  used therein are appropriate to give effect to the  transactions or circumstances described therein and the pro forma adjustments have been properly applied to the historical  amounts in the  compilation  of those  statements and data; the other  financial and  statistical  data set forth in the  Registration
Statement and the Prospectus are accurately  presented in all material  respects and prepared on a basis  consistent with the financial  statements and books and records of the Company;  there are no financial  statements  (historical  or pro forma) that are required to be included in the  Registration  Statement  and the
Prospectus that are not included as required;  and the Company does not have any material  liabilities  or  obligations,  direct  or  contingent  (including  any off-balance sheet obligations),  not disclosed in the Registration Statement and the Prospectus.

          (g)   NO MATERIAL  CHANGES.  Subsequent to the respective  dates as of which  information is given in the  Registration  Statement and the  Prospectus, there  has  not  been  (i)  any  material  adverse  change,  or any  development reasonably  likely to result in a prospective  material  adverse change,  in the business, properties,  management,  financial condition or results of operations of the Company taken as a whole,  (ii) any transaction  which is material to the
Company,  (iii) any obligation,  direct or contingent (including any off-balance sheet  obligations),  incurred by the Company  which is material to the Company,
(iv) any change in the capital stock or (v) any dividend or  distribution of any kind declared, paid or made on the capital stock of the Company.

          (h)   NO  MATERIAL  MISSTATEMENTS.   The  Registration  Statement  and
Prospectus  complied  in all  material  respects  with the  requirements  of the
Securities  Act and does not contain any untrue  statement of a material fact or omit to state a material  fact  required to be stated  therein or  necessary  in order  to make  the  statements  therein,  as of the  date  and in  light of the circumstances  under  which  they were  made,  not  misleading;  provided,  that information  provided  as of a later  date or  filing  shall be deemed to modify information provided as of an earlier date or filing.

          (i)   BROKER'S FEES. There is no investment banker,  broker, finder or other  intermediary or advisor that has been retained by or is authorized to act on behalf of Alloy or the Company or any of its Affiliates who might be entitled to any fee,  commission or reimbursement of expenses from MLF as a result of the
MLF Funds'  exercise of their  Rights in the Rights  Offering and the MLF Funds'
purchase of the Backstop Amount.

          (j)   CAPITALIZATION.  The Company currently anticipates that Cash and
Cash Equivalents on its balance sheet immediately  post-Spinoff  (which includes for purposes of this  definition  the net  proceeds of the $1.2 million  private placement  described in the  Registration  Statement and the net proceeds of the
Rights  Offering,  plus liquid assets  transferred from Alloy in connection with

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 21 of 33 Pages
------------------------                                  ----------------------

the  Spinoff)  plus its  expected  net cash  flow  thereafter,  will  result  in approximately  $30 million of Cash and Cash  Equivalents on its balance sheet as of January  31,  2006,  though  such  number is  subject to change  based on the performance of the Company, capital expenditures and other factors.

     Section 4. REPRESENTATIONS   AND   WARRANTIES  OF  ALLOY.   As  a  material
inducement  to MLF to enter  into  this  Agreement  and  cause  the MLF Funds to subscribe for the Rights, Alloy hereby represents and warrants that:

          (a)   ORGANIZATION  AND CORPORATE  POWER.  Alloy is a corporation duly organized,  validly existing and in good standing under the laws of Delaware and is  duly  qualified  to do  business  as a  foreign  corporation  and is in good standing in each  jurisdiction  where the ownership or leasing of its properties or the conduct of its business requires such qualification and where the failure to be so qualified  could  materially and adversely  affect  Alloy's  ability to effect the Spinoff. Alloy has all requisite corporate power and authority to own and operate  its  properties,  to carry on its  business  as now  conducted  and
presently   proposed  to  be  conducted  and  to  carry  out  the   transactions
contemplated  by this  Agreement,  including,  without  limitation,  the  Rights
Offering.  Alloy  has  all  necessary  licenses,  authorizations,  consents  and approvals and has made all necessary filings required under any federal,  state, local or  foreign  law,  regulation  or rule,  and has  obtained  all  necessary authorizations,  consents and approvals from other  persons,  in order to effect the Spinoff;  Alloy is not in violation of, or in default under, or has received notice of any proceedings  relating to revocation or  modification  of, any such license,  authorization,  consent or approval or any  federal,  state,  local or foreign law,  regulation or rule or any decree,  order or judgment applicable to
Alloy,  which  violation,  default or revocation  could materially and adversely affect Alloy's ability to effect the Spinoff.

          (b)   CAPITAL STOCK. Immediately following the Closing, the authorized capital  stock  of  the  Company  shall  consist  of  (a)  twenty  five  million
(25,000,000) shares of preferred stock, none of which shares shall be issued and outstanding  and one  million  (1,000,000)  shares  of  which  shall  have  been designated as the Company's  Series A Junior  Participating  Preferred Stock and
(b) one hundred million  (100,000,000)  shares of Common Stock,  with the amount outstanding  as of the Rights  Offering  Record Date to be as  described  in the
Prospectus.  The capital stock of the Company conforms in all material  respects to the  description  thereof  contained in the  Registration  Statement  and the
Prospectus,  and the  certificates for the shares of Common Stock are in due and proper  form and the  holders of such  shares  will not be  subject to  personal liability by reason of being such holders.  As of the Closing,  the  outstanding options,  warrants  and other  rights to purchase  capital  stock of the Company shall be as set forth in the Registration Statement and the Prospectus under the heading  "Capitalization."  Immediately following the Closing, all of the issued and  outstanding  shares of capital  stock,  including the Common Stock,  of the
Company  have been duly  authorized  and  validly  issued and are fully paid and non-assessable,  have  been  issued in  compliance  with all  federal  and state securities laws and were not issued in violation of any preemptive right, resale right,  right of first  refusal or similar right and shall be listed for trading on Nasdaq. Except as set forth in the Registration  Statement and the Prospectus
(i) no person has the right,  contractual or otherwise,  to cause the Company to issue or sell to it any  shares of Common  Stock or shares of any other  capital stock or other  equity  interests  of the  Company  and (ii) no  person  has any preemptive  rights,  resale  rights,  rights of first refusal or other rights to purchase  any  shares of Common  Stock or shares of any other  capital  stock or other equity interests of the Company, and, in the case of each of the foregoing clauses (i) and (ii),  whether as a result of the filing or effectiveness of the
Registration  Statement  or the issuance of the Rights or the sale of the shares of Common Stock as contemplated thereby or otherwise; except as set forth in the
Registration Statement and the Prospectus,  no person has the right, contractual or  otherwise,  to cause the Company to register  under the  Securities  Act any shares of Common  Stock or shares  of any other  capital  stock or other  equity

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 22 of 33 Pages
------------------------                                  ----------------------

interests  of the  Company,  or to include any such shares or  interests  in the
Registration Statement or the offering contemplated thereby, whether as a result of the filing or effectiveness of the Registration  Statement or the issuance of the Rights as contemplated thereby or otherwise.

          (c)   AUTHORIZATION;   NO  BREACH.   The   execution,   delivery   and
performance of this  Agreement and any other  agreement  contemplated  hereby to which  Alloy is a party  have been  duly  authorized  by Alloy.  Alloy is not in breach or violation  of or in default  under (nor has any event  occurred  which with notice,  lapse of time or both would result in any breach of,  constitute a default under or give the holder of any indebtedness (or a person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a part of such  indebtedness  under) its (A) certificate of incorporation or by-laws, or (B) any indenture,  mortgage,  deed of trust, bank loan or credit agreement or other evidence of indebtedness,  or any license, lease, contract or other agreement or instrument to which Alloy is a party or by which it or any of its  properties  may be bound or affected,  which  breach,  violation or default could materially and adversely affect Alloy's ability to effect the Spinoff; and
the execution,  delivery and performance of this Agreement,  the issuance of the
Rights and the  issuance and sale of the shares of Common  Stock  issuable  upon exercise of the Rights and the consummation of the transactions  contemplated in the Rights  Offering and hereby will not conflict with,  result in any breach or violation of or constitute a default under (nor  constitute any event which with notice,  lapse of time or both  would  result in any breach of or  constitute  a default under) (A) the certificate of  incorporation or by-laws of Alloy, or (B)
any indenture,  mortgage,  deed of trust, bank loan or credit agreement or other evidence of indebtedness,  or any license, lease, contract or other agreement or instrument to which Alloy is a party or by which it or any of its properties may be  bound  or  affected,  or (C) any  federal,  state,  local  or  foreign  law, regulation or rule or any decree,  judgment or order  applicable  to Alloy;  and except for the registration under the Securities Act of (A) the shares of Common
Stock to be issued in the  Spinoff,  (B) the Rights and (C) the shares of Common
Stock  issuable  upon  exercise  of the  Rights  and such  consents,  approvals, authorizations,  registrations  or  qualifications  as may be required under the
Exchange Act and applicable state securities laws in connection with the Spinoff and the Rights  Offering,  no consent,  approval,  authorization or order of, or filing or registration  with, any such court or  governmental  agency or body is required for the execution,  delivery and performance of this Agreement by Alloy and the consummation of the transactions contemplated hereby.

          (d)   BINDING AGREEMENT;  ENFORCEABILITY. This Agreement has been duly authorized,  executed and  delivered by Alloy and is a legal,  valid and binding agreement  of Alloy,  enforceable  in  accordance  with its  terms,  subject  to applicable  bankruptcy,  insolvency,  reorganization  or similar laws  affecting creditors'  rights  generally  and  to  general  principles  of  equity  and  to limitations on the rights to indemnity and contribution  that exist by virtue of public policy.

          (e)   INDEPENDENT PUBLIC ACCOUNTANTS. BDO Seidman LLP, whose report on the financial  statements  of Alloy is filed with the  Commission as part of the
Registration Statement and the Prospectus, are independent public accountants as required by the Act. Ernst & Young LLP, whose report on the financial statements of  dELiA*s  Corp.  is filed  with the  Commission  as part of the  Registration
Statement and the Prospectus,  are independent public accountants as required by the Act.

          (f)   FINANCIAL  STATEMENTS.   The  audited  and  unaudited  financial
statements  included in the  Registration  Statement,  together with the related notes and schedules,  present fairly the financial position of the Company as of the dates  indicated and the results of operations and cash flows of the Company for the  periods  specified  and  have  been  prepared  in  compliance  with the requirements  of the  Securities Act and in conformity  with generally  accepted accounting principles applied on a consistent basis during the periods involved;

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any  pro  forma  financial  statements  or  data  included  in the  Registration
Statement and the Prospectus  comply with the  requirements of Regulation S-X of the Act and the Company believes that the assumptions used in the preparation of such pro  forma  financial  statements  and data are  reasonable,  the pro forma adjustments  used therein are appropriate to give effect to the  transactions or circumstances described therein and the pro forma adjustments have been properly applied to the historical  amounts in the  compilation  of those  statements and data; the other  financial and  statistical  data set forth in the  Registration
Statement and the Prospectus are accurately  presented in all material  respects and prepared on a basis  consistent with the financial  statements and books and records of the Company;  there are no financial  statements  (historical  or pro forma) that are required to be included in the  Registration  Statement  and the
Prospectus that are not included as required;  and the Company does not have any material  liabilities  or  obligations,  direct  or  contingent  (including  any off-balance sheet obligations),  not disclosed in the Registration Statement and the Prospectus.

          (g)   NO MATERIAL  CHANGES.  Subsequent to the respective  dates as of which  information is given in the  Registration  Statement and the  Prospectus, there  has  not  been  (i)  any  material  adverse  change,  or any  development reasonably  likely to result in a prospective  material  adverse change,  in the business, properties,  management,  financial condition or results of operations of the Company taken as a whole,  (ii) any transaction  which is material to the
Company,  (iii) any obligation,  direct or contingent (including any off-balance sheet  obligations),  incurred by the Company  which is material to the Company,
(iv) any change in the capital stock or (v) any dividend or  distribution of any kind declared, paid or made on the capital stock of the Company.

          (h)   NO  MATERIAL  MISSTATEMENTS.   The  Registration  Statement  and
Prospectus  complied  in all  material  respects  with the  requirements  of the
Securities  Act and does not contain any untrue  statement of a material fact or omit to state a material  fact  required to be stated  therein or  necessary  in order to make the statements  therein, in light of the circumstances under which they were made, not misleading.

          (i)   BROKER'S FEES. There is no investment banker,  broker, finder or other  intermediary or advisor that has been retained by or is authorized to act on behalf of Alloy or the Company or any of its Affiliates who might be entitled to any fee,  commission  or  reimbursement  of expenses  from MLF as a result of
MLF's  exercise of its Rights in the Rights  Offering and MLF's  purchase of the
Backstop Amount.

     Section 5. REPRESENTATIONS,  WARRANTIES AND COVENANTS OF MLF. As a material inducement to the Company to enter into this  Agreement,  MLF hereby  represents and  warrants  that,  and  represents,  warrants  and  covenants as set forth in paragraph (f) that:

          (a)   ORGANIZATION  AND CORPORATE  POWER.  MLF is a limited  liability company duly organized,  validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in every  jurisdiction  in which its  ownership of property or conduct of business  requires it to qualify.
MLF has all  requisite  limited  liability  company  power and authority and all material licenses,  permits and authorizations  necessary to own and operate its properties,  to carry on its business as now conducted and presently proposed to be conducted and to carry out the  transactions  contemplated by this Agreement, including, without limitation, its agreement to cause the MLF Funds to subscribe for the Rights in the Rights Offering.

          (b)   AUTHORIZATION; NO BREACH. The execution of this Agreement by MLF and the  consummation by MLF of the  transactions  contemplated  hereby will not conflict  with or  result  in a  breach  or  violation  of any of the  terms  or provisions of, or constitute a default under, any indenture,  mortgage,  deed of trust,  loan agreement or other  agreement or instrument to which MLF or any MLF
Fund is a party or by which  MLF or any MLF Fund is bound or to which any of its property or assets is subject,  nor will such actions result in any violation of the  provisions of any statute or any order,  rule or regulation of any court or governmental  agency or body having jurisdiction over MLF or any MLF Fund or its

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property or assets in each case in a manner that would adversely impact MLF's or any MLF Fund's  ability to  subscribe  for the Rights  hereunder  and effect the purchase of the Backstop Amount,  each as set forth herein,  and, except for the registration  of the shares of Common  Stock that  underlie the Rights under the
Securities Act and such consents,  approvals,  authorizations,  registrations or qualifications  as may be required under the Exchange Act and  applicable  state securities  laws in  connection  with the  Spinoff and the Rights  Offering,  no consent,  approval,  authorization or order of, or filing or registration  with, any such court or  governmental  agency or body is required  for the  execution, delivery and  performance of this Agreement by MLF and the  consummation  by MLF and the MLF  Funds of the  transactions  contemplated  hereby  in each case in a manner that would adversely  impact MLF's or any MLF Fund's ability to subscribe for the Rights and perform its other obligations hereunder.

          (c)   INVESTMENT  REPRESENTATIONS.  MLF hereby  represents that it and each MLF Fund  acquiring  the Rights  and the  shares of Common  Stock that will underlie  the  Rights  purchased  hereunder  or  acquired  pursuant  hereto  are acquiring  such  Rights and Common  Stock for its own  account  with the present intention of holding such securities for purposes of investment, and that it has no intention of selling such securities in a public distribution in violation of the  federal  securities  laws  or any  applicable  state  securities  laws.  In addition,  MLF hereby  represents that it is sophisticated in financial  matters and is able to evaluate the risks and benefits of the  investment  in the Rights and the shares of Common Stock that will underlie the Rights.

          (d)   BROKER'S FEES. There is no investment banker,  broker, finder or other  intermediary or advisor that has been retained by or is authorized to act on behalf of MLF or any MLF Fund who might be entitled to any fee, commission or reimbursement  of  expenses  from  either  Alloy  or the  Company  or any of its
Affiliates as a result of MLF's or any MLF Fund's  exercise of its Rights in the
Rights Offering and MLF's or any MLF Fund's purchase of the Backstop Amount.

          (e)   SHARES  OF  COMMON  STOCK  BENEFICIALLY  OWNED.  As of the  date hereof,  (a) MLF is the  beneficial  owner of  7,489,082  shares of Alloy Common
Stock,  (b) MLF Partners,  L.P., is the  beneficial  owner of no shares of Alloy
Common Stock and (c) MLF Offshore  Portfolio  Company,  L.P., is the  beneficial owner of 7,489,082 shares of Alloy Common Stock.

          (f)   AVAILABLE FUNDS.

               (i)  MLF and the MLF Funds have, or as of the  effective  date of the Registration  Statement will have, on hand Cash and Cash Equivalents  and/or
Readily Marketable  Securities  sufficient in amount to satisfy their collective obligations  hereunder.  MLF agrees, on behalf of itself and the MLF Funds, that each of MLF and the MLF  Funds  shall  keep  on  hand,  until  the  transactions contemplated  hereby are  consummated or this  Agreement is earlier  terminated,
Cash and Cash Equivalents  and/or Readily  Marketable  Securities  sufficient in amount to satisfy their collective obligations hereunder.

               (ii) Alloy shall  provide MLF with not less than 5 days notice of the expected  effective  date of the  Registration  Statement and shall promptly update such notice if the expected effective date changes. In furtherance of its obligations  in paragraph (i) above,  not later than the business day before the date specified in such notice (or the updated notice if applicable),  MLF shall, on behalf of itself and the MLF Funds, establish one or more separate segregated accounts  at MLF's prime  broker  into which MLF or the MLF Funds shall  deposit assets sufficient to satisfy their collective obligations hereunder. The amounts deposited into such segregated  account(s) shall consist,  in the aggregate,  of either:

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CUSIP No. 246911 10 1                 13D                    Page 25 of 33 Pages
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                    (A)  $20 million of Cash and Cash Equivalents;

                    (B)  Readily  Marketable  Securities  with an aggregate  net
                         Fair Market Value (after subtracting the full amount of
                         all margin  loans and other  similar  encumbrances  for
                         which such Readily Marketable Securities are serving as
                         collateral) of not less than $50 million; or

                    (C)  a letter from an institution,  reasonably  satisfactory to Alloy's  board of  directors to the effect that such
                         institution  commits,  in the  ordinary  course  of its
                         business consistent with applicable margin regulations,
                         to loan  MLF  and/or  the MLF  Funds,  on  margin,  $20
                         million;  provided,  that any  securities  which may be
                         required  to serve as  collateral  for any such  margin
                         loan shall not count as deposit  pursuant to clause (B)
                         above.

     The actual  composition  of such  segregated  account  shall be selected at
MLF's sole  discretion,  and MLF may  satisfy its  obligation  with a mixture of components from clauses (A), (B) and (C) above in its sole discretion so long as the mixture is in proportion to the specific requirements of the clauses. By way of  illustration  only,  MLF may elect to  satisfy  its  obligations  under this paragraph  (f)(ii)  50%  through  clause  (A)  and  50%  through  clause  (B) by depositing  into a segregated  account $10 million of Cash and Cash  Equivalents and Readily  Marketable  Securities with a net Fair Market Value of $25 million.
Alternatively,  MLF may elect to satisfy its  obligations  under this  paragraph
(f)(ii) 25% through  clause (A), 25% through  clause (B) and 50% through  clause
(C) by  depositing  into a  segregated  account  $5  million  of Cash  and  Cash
Equivalents, Readily Marketable Securities with a net Fair Market Value of $12.5 million and a letter committing the issuing  institution to provide,  on margin,
$10 million.

               (iii) Dominion and control of such brokerage account shall at all times remain with MLF and the MLF Funds.  Notwithstanding the foregoing,  to the extent that any deposited amounts consist of Readily Marketable Securities,  MLF shall be required to deposit the  proceeds of any sales  thereof  directly  into such  segregated  account and such funds shall then be considered  Cash and Cash
Equivalents

     Section 6. CONDITIONtS  TO OBLIGATIONS OF EACH PARTY TO EFFECT THE CLOSING.
The  respective  obligations  of  each  party  to  consummate  the  transactions contemplated  hereby are subject to the  satisfaction on or prior to the Closing
Date of each of the following conditions:

          (a)   All consents by third parties  (governmental  or otherwise) that are  required  for the  consummation  of the  transactions  contemplated  hereby
(including,  without limitation,  the consummation of the Rights Offering) shall have been obtained on terms mutually agreeable to each party.

          (b)   The Registration Statement shall have been timely filed with the
Commission and declared effective; no stop order suspending the effectiveness of the  Registration  Statement or any part  thereof  shall have been issued and no proceeding  for that  purpose  shall have been  initiated or  threatened  by the
Commission;  and all requests of the  Commission  for  inclusion  of  additional information in the Registration  Statement and the Prospectus or otherwise shall have been complied with in all material respects.

          (c)   No action,  suit or  proceeding  shall be pending or  threatened before any court or quasi-judicial or administrative  agency of any jurisdiction or before any arbitrator wherein an unfavorable  judgment,  decree,  injunction, order or ruling would prevent the  performance  of this  agreement or any of the transactions contemplated hereby (including, without limitation, the Spinoff and

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CUSIP No. 246911 10 1                 13D                    Page 26 of 33 Pages
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the Rights  Offering),  declare unlawful the  transactions  contemplated by this
Agreement (including,  without limitation,  the Spinoff and the Rights Offering)
or cause such transactions to be rescinded.

          (d)   The  Spinoff  and the  Rights  Offering  each  shall  have  been consummated in conformity with the  requirements and conditions set forth in the
Registration Statement and the Prospectus,  and the shares of Common Stock to be
distributed  in  the  Spinoff  to  Alloy's   stockholders  shall  have  been  so
distributed in the manner set forth in the Registration Statement.

          (e)   The shares of Common Stock underlying the Rights shall have been listed for trading on Nasdaq.

     Section 7. CONDITIONS TO  OBLIGATIONS OF THE COMPANY TO EFFECT THE CLOSING.
In addition to the conditions set forth in Section 6 above,  the  obligations of the Company to consummate the  transactions  contemplated  hereby are subject to each of the  representations  and  warranties of MLF contained in this Agreement being true and correct in all material respects as of the date hereof and at and as of the Closing Date as if made at and as of such time,  except  that,  to the extent  such  representations  and  warranties  address  matters  only  as  of a particular date, such  representations  and warranties shall, to such extent, be true and correct at and as of such  particular date as if made at and as of such particular date.

     Section 8. CONDITIONS TO OBLIGATIONS  OF THE MLF TO EFFECT THE CLOSING.  In
addition to the conditions set forth in Section 6 above,  the obligations of MLF to consummate the  transactions  contemplated  hereby are subject to (i) each of the  representations  and warranties of the Company and Alloy  contained in this
Agreement being true and correct in all material  respects as of the date hereof and at and as of the  Closing  Date as if made  at and as of such  time,  except that, to the extent such  representations and warranties address matters only as of a particular date, such representations and warranties shall, to such extent, be true and  correct at and as of such  particular  date as if made at and as of such particular date; (ii) MLF's receipt of an opinion of Katten Muchin Rosenman
LLP, counsel to the Company, in form reasonably  satisfactory to MLF, in respect of this Agreement and the transactions  contemplated  hereby;  (iii) the Company shall have taken all such action necessary to render inapplicable the provisions of Section  203 of the  General  Corporation  Law of the State of Delaware as it
relates to MLF and the MLF  Funds;  (iv) the  Company  shall have taken all such action  necessary  to provide that neither MLF nor any of the MLF Funds shall be deemed an  "Acquiring  Person"  pursuant to the  provisions  of the  Stockholder
Rights  Agreement to be entered into as of the effective  date of the Spinoff by
Company  and  American  Stock  Transfer & Trust  Company,  as Rights  Agent (the
"RIGHTS  PLAN"),  unless and until MLF, the MLF Funds and their  Affiliates  and
Associates  (as such terms are defined in the Rights Plan) become the Beneficial
Owner  (as such  term is  defined  in the  Rights  Plan) of more than 30% of the
Company's Common Stock, and (v) the Company shall have executed and delivered to
MLF the Registration Rights Agreement, with such changes thereto to which Alloy, the Company and MLF may mutually agree.

     Section 9. BACKSTOP FEE.

          (a)   Within  three (3) days of the approval by the Board of Directors of Alloy of the Spinoff, Alloy shall pay to MLF a non-refundable  commitment fee of  $50,000 by wire  transfer  of  immediately  available  funds to the  account identified in writing to Alloy.

          (b)   If the Rights  Offering  is  effected,  MLF shall be entitled to receive at the Closing a non-refundable  fee upon the consummation of the Rights
Offering  and MLF's  purchase of the Backstop  Amount at the  Exercise  Price of ten-year  warrants to purchase,  at the Exercise Price, that number of shares of
Common Stock that is equal to .08  multiplied  by the number of shares of Common
Stock  issued  pursuant  to the  Rights  Offering.  Such  warrants  shall  be in substantially  the form attached  hereto as EXHIBIT A, with such changes thereto

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CUSIP No. 246911 10 1                 13D                    Page 27 of 33 Pages
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to which Alloy,  the Company and MLF may mutually agree,  and shall be issued at the Closing or as soon thereafter as reasonably practical.

     Section 10. NO OBLIGATION TO COMPLETE SPINOFF OR RIGHTS  OFFERING.  Nothing
contained in this  Agreement  shall (i) obligate Alloy to initiate or consummate the Spinoff,  (ii) obligate  Alloy or the Company to initiate or consummate  the
Rights  Offering,  or (iii)  obligate Alloy or the Company to require MLF or any
MLF Fund to purchase  all or any of the shares of Common  Stock  underlying  the
Backstop Amount.

     Section 11. DEFINITIONS.  For the purposes of this Agreement, the following terms have the meanings set forth below:

     "AFFILIATE" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such Person.  For  purposes of this  definition,  "control"  when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person,  directly or indirectly,  whether through the ownership of voting  securities,  by Contract or otherwise,  and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

     "CASH AND CASH EQUIVALENTS" means cash and other liquid assets,  including, but not limited to, bank deposits,  paper currency and coins,  negotiable  money orders and checks, U.S. Treasury bills and money-market fund shares.

     "COMMISSION"   means  the  Securities   and  Exchange   Commission  or  any
governmental body or agency succeeding to the functions thereof.

     "FAIR  MARKET  VALUE"  means,  with  respect  to  any  Readily   Marketable
Securities  as of any date,  the average  closing price (or last sales price) as reported in The Wall Street Journal of a share or other identifiable  portion of such Readily  Marketable  Securities on the applicable market (as defined below)
for the 5 most recent trading days occurring  during the 15 calendar-day  period ending on the  business day  immediately  preceding  the  applicable  date.  For purposes  hereof,  the "applicable  market" shall mean that national  securities
exchange  or  automated   quotation  system  on  which  the  Readily  Marketable
Securities in question are listed or traded having the largest volume of trading in such Readily  Marketable  Securities  during the 30 calendar days immediately preceding the date of such determination.

     "MATERIAL  ADVERSE EFFECT" means any  circumstance,  change in or effect on the Company or the Merchandising Business that, individually or in the aggregate with any other  circumstances,  changes  in or  effects  on the  Company  or the
Merchandising  Business  (i) is  materially  adverse to the  business,  affairs, assets,  liabilities,  results of  operations  or the  condition  (financial  or otherwise) of the Company or the  Merchandising  Business,  or (ii) likely would materially  adversely  affect the  ability of the Company to operate and conduct the Merchandising Business from and after the date of the Spinoff.

     "PERSON" means an  individual,  a  partnership,  a  corporation,  a limited liability company, association, a joint stock company, a trust, a joint venture, an  unincorporated  organization  and a governmental  entity or any  department, agency or political subdivision thereof.

     "READILY  MARKETABLE  SECURITIES" means equity and debt securities that are listed for trading on a United  States  exchange or automated  quotation  system
(which  shall not  include,  however,  the pink sheets or other  similar  "penny stock" market).

     "SECURITIES  ACT" means the  Securities  Act of 1933,  as  amended,  or any similar federal law then in force.

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     Section 12. TERMINATION. This Agreement may be terminated at any time prior to the Closing as follows:

          (a)    by mutual written consent of Alloy, the Company and MLF;

          (b)    by any of Alloy, the Company or MLF if any governmental  entity shall  institute any suit or action  challenging the validity or legality of, or seeking to restrain the consummation  of, the transactions  contemplated by this
Agreement (including, without limitation, the issuance of Rights pursuant to the
Rights Offering);

          (c)    by Alloy or the  Company,  if MLF has  breached in any material respect any  representation,  warranty or covenant  contained in this Agreement, provided  that the Company has  notified  MLF of the breach,  and the breach has continued without cure for a period of 15 days after the notice of such breach;

          (d)    by  MLF,   if   Alloy  or  the   Company   has   breached   any
representation,  warranty,  or  covenant  contained  in  this  Agreement  in any material  respect,  provided  that MLF has notified the Company and Alloy of the breach,  and the breach has continued without cure for a period of 15 days after the notice of such breach;

          (e)    by either Alloy or MLF if the Spinoff is not  consummated on or prior to December 31, 2005;

          (f)    by Alloy at any time prior to consummation of the Spinoff; and

          (g)    by the  Company at any time after  consummation  of the Spinoff and prior to consummation of the Rights Offering.

     Section 13. INDEMNIFICATION.

          (a)    (i) The  Company  and  Alloy  jointly  and  severally  agree to indemnify, defend and hold harmless MLF, each MLF Fund, their members, directors and officers, and any person who controls MLF or any MLF Fund within the meaning of Section 15 of the  Securities  Act or Section 20 of the Exchange Act, and the
successors  and assigns of all of the  foregoing  persons,  from and against any loss,  damage,  expense,  liability or claim  (including the reasonable  cost of investigation) which, jointly or severally, MLF, any MLF Fund or any such person may incur  under the  Securities  Act,  the  Exchange  Act,  the  common  law or otherwise,  insofar as such loss, damage, expense, liability or claim arises out of or is based upon (A) any untrue  statement or alleged  untrue  statement of a material fact contained in the  Registration  Statement (or in the  Registration
Statement as amended by any post effective  amendment thereof by the Company) or in a Prospectus  (the term  Prospectus  for the purpose of this Section 13 being deemed to include any  preliminary  prospectus  and the Prospectus as amended or supplemented by the Company),  or arises out of or is based upon any omission or alleged  omission to state a material  fact required to be stated in either such
Registration  Statement or such  Prospectus or necessary to make the  statements made therein not misleading,  except insofar as any such loss, damage,  expense, liability  or claim  arises  out of or is based  upon any  untrue  statement  or alleged untrue  statement of a material fact contained in and in conformity with information  concerning MLF or any MLF Fund furnished in writing by or on behalf of MLF or such MLF Fund to the Company  expressly  for use in such  Registration
Statement or such  Prospectus  or arises out of or is based upon any omission or alleged  omission to state a material fact in connection  with such  information required  to be stated in such  Registration  Statement  or such  Prospectus  or necessary to make such  information not misleading,  (B) any untrue statement or alleged untrue  statement made by the Company in Section 3 hereof or the failure by the  Company  to perform  when and as  required  any  agreement  or  covenant contained herein or (C) any untrue statement or alleged untrue statement made by
Alloy in  Section  4 hereof  or the  failure  by  Alloy to  perform  when and as

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CUSIP No. 246911 10 1                 13D                    Page 29 of 33 Pages
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required any  agreement or covenant  contained  herein.  The  provisions of this
Section 13 shall be in addition to, rather than in lieu of, and shall not affect any rights or remedies MLF, any MLF Fund or any other such  indemnitee  may have pursuant to law, contract or otherwise.

               (ii)   If any action,  suit or proceeding  (each, a "Proceeding")
is  brought  against  MLF,  any MLF Fund or any such  person in respect of which indemnity may be sought  against the Company or Alloy  pursuant to the foregoing paragraph,  MLF, such MLF Fund or such person shall promptly  notify the Company and Alloy in writing of the  institution  of such  Proceeding and the Company or
Alloy,  as the  case  may be,  shall  assume  the  defense  of such  Proceeding, including the employment of counsel reasonably  satisfactory to such indemnified party and payment of all fees and expenses; provided, however, that the omission to so notify the  Company or Alloy  shall not  relieve the Company or Alloy from any  liability  that the Company or Alloy may have to MLF,  such MLF Fund or any such  person  or  otherwise,  except  to the  extent  the  Company  or  Alloy is materially prejudiced by such omission.  MLF, such MLF Fund or such person shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of MLF, such MLF Fund or of such person unless the employment of such counsel shall have been  authorized in writing  by the  Company  or  Alloy  in  connection  with  the  defense  of such
Proceeding or the Company or Alloy shall not have, within a reasonable period of time in light of the  circumstances,  employed counsel to defend such Proceeding or such indemnified party or parties shall have reasonably  concluded that there may be defenses available to it or them which are different from,  additional to or in conflict  with those  available to the Company or Alloy (in which case the
Company  or Alloy  shall  not  have the  right to  direct  the  defense  of such
Proceeding  on  behalf of the  indemnified  party or  parties),  in any of which events such fees and expenses shall be borne by the Company or Alloy and paid as incurred (it being understood,  however,  that the Company or Alloy shall not be liable for the  expenses of more than one  separate  counsel (in addition to any local  counsel) in any one  Proceeding or series of related  Proceedings  in the same jurisdiction  representing the indemnified  parties who are parties to such
Proceeding   and  such  fees  and  expenses   shall  be  reasonable   under  the
circumstances).  The Company or Alloy shall not be liable for any  settlement of any  Proceeding  effected  without its written  consent but if settled  with the written  consent  of the  Company  or  Alloy,  the  Company  or Alloy  agrees to indemnify  and hold  harmless  MLF,  each MLF Fund and any such  person from and against any loss or liability by reason of such settlement.  Notwithstanding the foregoing sentence,  if at any time an indemnified party shall have requested an indemnifying  party to reimburse the indemnified  party for fees and expenses of counsel as  contemplated  by the second  sentence  of this  paragraph,  then the indemnifying  party  agrees  that it shall be liable for any  settlement  of any
Proceeding  effected  without  its  written  consent if (A) such  settlement  is entered into more than 60 business days after receipt by such indemnifying party of the  aforesaid  request,  (B) such  indemnifying  party  shall not have fully reimbursed the  indemnified  party in accordance  with such request prior to the date of such  settlement  and (C) such  indemnified  party  shall have given the indemnifying party at least 30 days' prior notice of its intention to settle. No indemnifying  party shall,  without the prior written consent of the indemnified party, effect any settlement of any pending or threatened  Proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought  hereunder by such  indemnified  party,  unless such settlement includes an unconditional  release of such indemnified  party from all liability on claims that are the subject matter of such Proceeding and does not include an admission  of fault,  culpability  or a failure to act,  by or on behalf of such indemnified party.

          (b)    MLF  shall,  and  shall,  to the extent any MLF Fund shall have acquired  Rights or Common Stock pursuant to the provisions  hereof,  cause each
MLF Fund to,  indemnify,  defend and hold harmless Alloy and the Company and pay on behalf of or  reimburse  them in respect of, any claims,  losses or expenses, including,  without limitation,  reasonable fees and expenses of counsel,  which
Alloy and/or the Company may suffer,  sustain, or become subject to, as a result of or relating to or arising out of any breach of any representation,  warranty,

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CUSIP No. 246911 10 1                 13D                    Page 30 of 33 Pages
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covenant or agreement made by MLF contained in this Agreement.  In addition, MLF shall,  and shall,  to the extent  any MLF Fund  shall have  acquired  Rights or
Common  Stock  pursuant  to the  provisions  hereof,  cause  each  MLF  Fund to, indemnify  and hold harmless the Alloy,  the Company,  each of its directors and officers and each underwriter (if any) and each person, if any, who controls the
Company or any such underwriter  within the meaning of the Securities Act or the
Exchange  Act,  against all losses,  claims,  damages or  liabilities,  joint or several,  to which the Company,  such  directors and officers,  underwriter,  or controlling  person may become subject under the Securities  Act,  Exchange Act, state securities or blue sky laws or otherwise,  insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any  untrue  statement  or alleged  untrue  statement  of a  material  fact contained in any registration statement under which any shares acquired pursuant to  the  provisions  hereof  were  registered  under  the  Securities  Act,  any preliminary  prospectus  or  final  prospectus  contained  in such  registration statement,  or any  amendment or supplement to the  registration  statement,  or arise out of or are based  upon any  omission  or  alleged  omission  to state a material fact required to be stated  therein or necessary to make the statements therein  not  misleading,  and will  reimburse  the Company for any legal or any
other  expenses   reasonably   incurred  by  the  Company  in  connection   with
investigating or defending any such loss, claim, damage, liability or action, if the  statement  or omission  was made in reliance  upon and in  conformity  with information  furnished  in writing to the  Company by or on behalf of MLF or any
MLF Fund specifically for inclusion in such registration statement,  prospectus, amendment or supplement;  provided, however, that the obligations of MLF and the
MLF Funds  hereunder  shall be  limited to an amount  equal to the net  proceeds received by MLF and the MLF Funds sold as contemplated  therein.  The provisions of this  Section 13 shall be in addition  to,  rather than in lieu of, and shall not affect any rights or remedies  Alloy and the  Company  may have  pursuant to law, contract or otherwise.

     Section 14. MISCELLANEOUS.

          (a)    SUCCESSORS  AND ASSIGNS.  All covenants and  agreements in this
Agreement  by or on behalf of any of the  parties  hereto will bind and inure to the benefit of the  respective  successors  and  assigns of the  parties  hereto whether so  expressed  or not.  No party may assign this  agreement  without the prior written consent of the other parties, which consent shall not be withheld, conditioned or delayed unreasonably. In addition, MLF, with the consent of Alloy and the Company,  which  consent shall not be withheld,  conditioned  or delayed unreasonably, may assign all or a portion of its rights hereunder to one or more senior  executives  of the  Company  or to  one or  more  of  MLF's  Affiliates;
provided,  that no such  assignment  shall relieve MLF of any of its obligations hereunder.

          (b)    SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and  warranties  contained  herein or made in writing by any party in connection herewith  shall  survive the  execution  and delivery of this  Agreement and the consummation of the transactions contemplated hereby.

          (c)    SEVERABILITY.   Whenever  possible,   each  provision  of  this
Agreement shall be interpreted in such manner as to be effective and valid under applicable  law, but if any  provision of this  Agreement is held to be invalid, illegal or  unenforceable in any respect under any applicable law or rule in any jurisdiction,  such invalidity,  illegality or unenforceability shall not affect any other  provision  or any other  jurisdiction,  but this  Agreement  shall be reformed,  construed  and  enforced  in such  jurisdiction  as if such  invalid, illegal or unenforceable provision had never been contained herein.

          (d)    CONSTRUCTION.  Whenever the context requires,  each term stated
in either the singular or the plural shall  include the singular and the plural, and pronouns  stated in either the masculine,  the feminine or the neuter gender shall include the masculine,  feminine and neuter. The titles and subtitles used in this  Agreement  are used for  convenience  only  and are not  considered  in

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 31 of 33 Pages
------------------------                                  ----------------------

construing  or  interpreting  this  Agreement.  All  references  to Sections and
Paragraphs  refer to sections and paragraphs of this  Agreement.  The use of the word  "including"  in this  Agreement  shall be by way of  example  rather  than limitation.

          (e)    AMENDMENT AND WAIVER.  The  provisions of this Agreement may be amended  and waived only with the prior  written  consent of each of the parties hereto.

          (f)    COUNTERPARTS;   FACSIMILE  SIGNATURE.  This  Agreement  may  be
executed  simultaneously in two or more counterparts,  any one of which need not contain the signatures of more than one party, but all such  counterparts  taken together  shall  constitute  one and the same  Agreement.  This Agreement may be executed by facsimile signature.

          (g)    GOVERNING  LAW.  This  Agreement   shall  be  governed  by  and
construed in accordance  with the internal laws of the State of New York without reference  to (i) its  judicially  or  statutorily  pronounced  rules  regarding conflict of laws or choice of law to the extent that the  application of the law of another jurisdiction would be required thereby;  (ii) where any instrument is executed or delivered;  (iii) where any payment or other performance required by any such instrument is made or required to be made; (iv) where any breach of any provision  of any such  instrument  occurs,  or any  cause of  action  otherwise accrues; (v) where any action or other proceeding is instituted or pending; (vi)
the  nationality,   citizenship,  domicile,  principal  place  of  business,  or jurisdiction or organization or  domestication  of any party;  (vii) whether the laws of the forum jurisdiction  otherwise would apply the laws of a jurisdiction other than the State of New York; or (viii) any  combination  of the  foregoing.
Any action,  suit or  proceeding  initiated by either  party hereto  against the other party hereto under or in connection  with this letter  agreement  shall be brought  only in a state or  federal  court  located  in the  State of New York,
County  of  New  York.  Each  party  hereto  submits  itself  to  the  exclusive jurisdiction  of any such court,  waives any claims of forum non  conveniens and agrees  that  service of  process  may be  effected  on it by the means by which notices are to be given pursuant to this agreement.

          (h)    NOTICES. Any notice required or permitted to be given hereunder shall be in writing, and shall be either (i) personally delivered,  (ii) sent by
U.S.  certified or registered mail, return receipt  requested,  postage prepaid,
(iii) sent by Federal  Express or other  reputable  common carrier  guaranteeing next business day delivery,  (iv) by electronic  mail; or (iv) by facsimile,  in any event to the respective addresses of the parties set forth below, or to such other place as any party hereto may by notice given as provided herein designate for  receipt of notices  hereunder.  Any such notice  shall be deemed  given and effective  upon  receipt or refusal of receipt  thereof by the primary  party to whom it is to be sent; PROVIDED,  HOWEVER, a notice delivered by electronic mail or  facsimile  after  5:00 PM on any day  shall be deemed  received  on the next business day.

If to the Alloy or Company:                 Alloy, Inc.
                                            435 Hudson Street,
                                            New York, New York 10014
                                            Attn:  Chief Executive Officer
                                            Fax: (212) 244-4311

with a copy
(which shall not constitute notice) to:     Richard M. Graf
                                            Katten Muchin Rosenman LLP
                                            1025 Thomas Jefferson St, NW
                                            Washington, DC  20007
                                            Fax: (202) 339-6058

If to MLF:                                  MLF Investments LLC
                                            455 North Indian Rocks Road, Suite B

------------------------                                  ----------------------
CUSIP No. 246911 10 1                 13D                    Page 32 of 33 Pages
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                                            Belleair Bluffs, Florida 33770
                                            Attn:  Matthew L. Feshbach
                                            Fax: (727) 587-0885

with a copy
(which shall not constitute notice) to:     Steven Wolosky
                                            Olshan Grundman Frome Rosenzweig
                                                  & Wolosky LLP
                                            Park Avenue Tower
                                            65 East 55th Street
                                            New York, NY  10022
                                            Fax: (212) 451-2222

          (i)    This Agreement  constitutes and comprises the entire  agreement and  understanding  between  parties hereto as of the date hereof with regard to the  subject  matter  hereof  and  there are no other  prior or  contemporaneous written or oral  agreements,  undertakings,  promises,  warranties  or covenants respecting such subject matter not expressly set forth herein.  Without limiting the  generality  of this  Section  14(i) and  notwithstanding  anything  in this
Agreement to the  contrary,  no party is making any  representation  or warranty whatsoever,  oral or  written,  express  or  implied,  in  connection  with  the transactions  contemplated  by this  Agreement  other  than  those  set forth in
Sections 3, 4 or 5 of this  Agreement and no party is relying on any  statement, representation  or warranty,  oral or written,  express or implied,  made by any other party except for the  representations and warranties set forth in Sections
3, 4 or 5 of this Agreement.

          (j)    COSTS AND EXPENSES.  The Company and Alloy shall be responsible for all  expenses  incurred by it related  hereto,  to the  Spinoff,  the Rights
Offering,  or otherwise related to the subject matter hereof.  The Company shall be  responsible  for  any and  all  costs  and  expenses  (including  reasonable attorney's  fees)  incurred by MLF and the MLF Funds relating to the Spinoff and the Rights Offering or otherwise related to the subject matter hereof.

          (k)    PARTIES AT INTEREST. This Agreement has been and is made solely for the benefit of the  Company,  Alloy and MLF,  and to the extent  provided in
Section 13 hereof the controlling persons, directors and officers referred to in
such  section,  and  their  respective  successors,   assigns,  heirs,  personal
representatives and executors and administrators.  No other person, partnership, association or corporation shall acquire or have any right under or by virtue of this Agreement.

          (l)    RESIGNATION  FROM ALLOY'S BOARD. In connection with the Spinoff and the transactions  contemplated  hereby,  Matthew L. Feshbach,  a controlling person  of MLF,  hereby  agrees  with  Alloy  that he shall be  recommended  for reelection to Alloy's board of directors for one additional  term of up to three
(3)  years  when his  current  term  expires  in 2006,  but that he shall not be nominated  for,  or  reelected  by the  Alloy  board  of  directors  at any time thereafter  for, any  additional  term on the Alloy board.  Notwithstanding  the foregoing, Matthew L. Feshbach may resign from the Alloy board at any time.

                                    * * * * *

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CUSIP No. 246911 10 1                 13D                    Page 33 of 33 Pages
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     IN WITNESS WHEREOF,  the parties hereto have executed this Standby Purchase
Agreement on the date first written above.

ALLOY, INC.

By:  _______________________
     Name:
     Title:

DELIA*S, INC.

By:  _______________________
     Name:
     Title:

MLF INVESTMENTS LLC

By:  _____________________
     Name:
     Title:

-------------------------

Matthew L.  Feshbach  (for the
sole purpose of evidencing his
agreement to the provisions of
Section 14(l) hereto.